Exhibit 99.6
INTUIT INC.
STOCK OPTION ASSUMPTION AGREEMENT
Dear                     :
As you know, on February 6, 2007, (the “Closing Date”) Intuit Inc. (“Intuit”) acquired Digital Insight Corporation (“Digital Insight”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Intuit Inc., Durango Acquisition Corporation, and Digital Insight dated November 29, 2006 (the “Merger Agreement”). On the Closing Date you held one or more outstanding stock options to purchase shares of Digital Insight common stock granted to you under any of the Digital Insight 1997 Stock Plan, 1999 Stock Plan, and/or one or more stock options assumed by Digital Insight and originally granted to you under the AnyTime Access, Inc. 1997 Stock Plan (each a “Plan” and collectively referred to herein as the “Plans”). Pursuant to the Merger Agreement, on the Closing Date, Intuit assumed all obligations of Digital Insight under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Intuit’s assumption of an option (or options) to purchase Digital Insight common stock originally granted to you under one (or more) of the Plans (the “Digital Insight Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Digital Insight (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Digital Insight Option(s) that are required by the Acquisition.
The table below summarizes your Digital Insight Option(s) immediately before and after the Acquisition:

DIGITAL INSIGHT OPTION(S)				ASSUMED DIGITAL INSIGHT OPTION(S)
	Option	No. of Digital Insight	Exercise Price		Exercise Price
Grant Date	Type	Shares	per Share	No. of Intuit Shares	per Share

The post-Acquisition adjustments are based on the Option Exchange Ratio of 1.243781095 (as determined in accordance with the terms of the Merger Agreement). If applicable, and to the extent allowable by law, the adjustments are also intended to retain incentive stock option (“ISO”) status under U.S. tax laws. The number of shares of Intuit common stock subject to your assumed Digital Insight Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Digital Insight Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Intuit common stock. The exercise price per share of your assumed Digital Insight Option(s) was determined by dividing the exercise price per share of your Digital Insight Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Intuit, (ii) “Stock,” “Common Stock” or “Shares” means shares of Intuit common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Intuit and (iv) the “Committee” means the Compensation and Organizational Development Committee of the Board of Directors of Intuit. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Digital Insight will now refer to your status as an employee of Intuit or any present or future Intuit subsidiary.
The vesting commencement date, vesting schedule and expiration date of your assumed Digital Insight Option(s) remain the same as set forth in the Option Agreement(s) (with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Acquisition). In accordance with Intuit’s policies the only permissible methods to exercise your assumed Digital Insight Option(s) are cash, check, wire transfer, or through a cashless exercise program with an Intuit-designated broker. All other provisions which govern either the exercise or the termination of your assumed Digital Insight Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Intuit common stock, except as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition. Upon termination of your employment you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed Digital Insight Option(s) to the extent outstanding at the time of termination after which time your assumed Digital Insight Option(s) will expire and NOT be exercisable for Intuit common stock.
To exercise your assumed Digital Insight Option(s), please see the instructions posted at Intuit’s intranet (Intuit Central):                      ; or contact                      at                      .
Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, that you may receive from Intuit will be governed by the terms of the Intuit stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Digital Insight Option(s).
Please sign and date this Agreement, as soon as possible, and return to                      (Stock Plan Administration),                      in Mountain View, California.
Until your fully executed Acknowledgment (attached to this Agreement) is received by Intuit’s Stock Administration Department your Intuit account will not be activated and your assumed Digital Insight Option(s) will not be exercisable. If you have any questions regarding this Agreement or your assumed Digital Insight Option(s), please contact                      at                      .
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INTUIT INC.
By:
Stephen M. Bennett
President and Chief Executive Officer

ACKNOWLEDGMENT
     The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Digital Insight Option(s) listed on the table above are hereby assumed by Intuit and are as set forth in the Option Agreement(s) for such assumed Digital Insight Option(s), the applicable Plan and this Stock Option Assumption Agreement and agrees to the terms as set forth in this Stock Option Assumption Agreement.

DATED:	, 2007

- Optionee
Address:

ATTACHMENTS
Exhibit A – Form S-8 Prospectus